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                                                                       Exhibit 1
                        [York Research Corporation Logo]

York Announces Restructuring Agreement with Bondholders; Filing of Bankruptcy Petition.

NEW YORK, June 07, 2002 -- York Research Corporation (Nasdaq: YORK.BB - news; "York") today announced it had reached an agreement with the Informal Committee of holders of the $150,000,000 12% Senior Secured Bonds due October 30, 2007 issued by York Power Funding (Cayman) Limited (the "Portfolio Bonds") with respect to a restructuring of York.

Pursuant to a Restructuring Agreement dated June 5, 2002 entered into with the holders of approximately 99% of the Portfolio Bonds (the "Restructuring Agreement"), York has filed a bankruptcy petition and become a Chapter 11 debtor. These holders of the Portfolio Bonds agreed to permit a subsidiary of York to provide debtor-in-possession financing to York; the indenture trustee for the portfolio bonds will act as agent for this financing. This DIP financing expires in approximately four months.

During this four-month period, York and the consenting bondholders will seek approval of an agreed Plan of Reorganization. Pursuant to the proposed Plan, York's operational projects would be operated for the benefit of York's creditors, with a view to their ultimate disposition. York's development projects and certain other assets would be spun off to a new entity, Jasper Energy LLC, controlled by York's current management and owned by York creditors and management. Jasper would manage the operational projects on behalf of York. York's existing outstanding common stock would be cancelled. Conditioned on a successful restructuring, the consenting bondholders have agreed to finance Jasper, including its management of York's operational projects, through May, 2003.

As previously announced, since York will have no publicly traded securities as a result of the restructuring and its operations are limited to maintenance of the operational projects, York will not be filing any further reports under the Securities Exchange Act of 1934. York's common stock has been delisted from the NASDAQ Stock Market.

This press release contains forward-looking statements which are subject to change. The actual results may differ materially from those described in any forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements which speak only of the date hereof. Additional information concerning potential factors that could affect the Company's financial results are included in the Company Form 10-K for the fiscal year ended February 28, 2001 and subsequent reports filed with the SEC.

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TEL: (914) 698-5800   FAX: (914) 698-0850